CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2004                      Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X   Form 40-F _ _
                      ----



          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).82-_.)

      DEPOSITARY RECEIPTS
      FROM THE BANK OF NEW YORK


                                             Global Investor and Issuer Services
                                                             Depositary Receipts
                                                                  April 22, 2004

          ATTENTION: European Research, Sales, Trading and Operations Staff

          NATUZZI AGM BOARD OF DIRECTORS PROPOSAL

NATUZZI S.p.A.

Country:                                   ITALY
Symbol:                                    NTZ
CUSIP Number:                              63905A101
Exchange:                                  NYSE
Ratio:                                     1ADR: 1 Ordinary Share

Please be informed that due to a technical matter, it is possible that the servicer responsible for distributing the proxy card to the brokerage community inadvertently omitted the information below. In the interest of being prudent, the Company once again provides the information below to all its shareholders to ensure that the possible oversight by the servicer responsible for distributing the proxy card does not cause any inconvenience.

The Board of Directors understands that the majority shareholders of the Company will inform the Company on or about April 16, 2004 regarding the members of the Board of Directors and of Statutory Auditors and related compensation that they intend to propose at the 2004 Annual Ordinary Shareholders' Meeting. To the extent available, the Company will make that information available on its website at www.natuzzi.com/finance/shareholders/ and, upon request, through The Bank of New York, the Depositary. Requests should be directed to Brian Heston, The Bank of New York, 101 Barclay Street, New York, New York 10286 or 212-815-3938.



 NEW YORK                                    LONDON
 Jason Paltrowitz                            James Green
 Assistant Vice President                    Vice President
 Jpaltrowitz@bankofny.com                    Jgreen@bankofny.com
 (212) 815 2077                              44 20 7964 6080

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NATUZZI S.p.A.
                                        (Registrant)


Date:  April 26, 2004                   By: /s/ GIUSEPPE DESANTIS
                                            ---------------------
                                                         Giuseppe Desantis